UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2014

Commission File Number 001-36703

Sky Solar Holdings, Ltd.

(Translation of registrant’s name into English)

Suite 1604, 9 Queen’s Road, Central

Hong Kong Special Administrative Region

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐   No ☒

EXHIBIT INDEX

Number	Description of Document

99.1	Press Release

99.2	Press Release

99.3	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Solar Holdings, Ltd.

By:	/s/ Mr. Andrew Wang
Name:	Mr. Andrew Wang
Title:	Chief Financial Officer

Date: December 23, 2014